File No. 70-10152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF XCEL ENERGY INC.,
NRG ENERGY, INC. AND NRG POWER MARKETING, INC.

     The undersigned, Xcel Energy Inc. (“Xcel Energy”), hereby supplements the Certificate of Notification filed December 8, 2003 and certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that each of the transactions to which Xcel Energy was a party authorized by the Commission’s Order in Holding Company Act Release No. 27736 dated October 3, 2003 (the “Order”) has been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10152.

     All terms not otherwise defined in this certificate have the meaning ascribed to them in the Order. In accordance with the Order, Xcel Energy files a Past-Tense Opinion of Counsel as Exhibit F-1 to this certificate.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 14, 2004	XCEL ENERGY INC.
	By:	/s/ Gary R. Johnson
Gary R. Johnson
Vice President and General Counsel